

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 6, 2023

James C. Flores
Chief Executive Officer
Flame Acquisition Corp.
700 Milam Street, Suite 3300
Houston, TX 77002

      Re: Flame Acquisition Corp.
          Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
          Filed September 14, 2023
          File No. 001-40111

Dear James C. Flores:

      We have reviewed your filing and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A filed September 14, 2023

Proposal No. 1-The Business Combination Proposal
Background of the Business Combination
Background of Flame and Sable Negotiations, page 175

1.   The column header for "Gas" in the tabular summary of "Net Estimated Contingent Resources and Production" on pages 178 and 183 indicates the gas volumes are in MMcf. However, based on the figures shown as MMBoe in the column "Total," the gas figures appear to represent volumes of gas in Bcf. Please reconcile your disclosure and modify as necessary or tell us why a change is not needed.

2.   We also note there appears to be a typographical error in the figure representing the sum of the figures "NSAI Adjusted Low Estimate Base Forecast" and the "ESP Installations Low Estimate" shown under the column "5% Strip Inc." Please reconcile the disclosure on pages 178 and 183 and modify as necessary or tell us why a change is not needed.

Opinion of the Flame Board of Director's Financial Advisor
Discounted Cash Flow Analysis, page 188

3. Please revise the discussion of Petrie Partners' evaluation methodology on pages 188 and 199 to replace the term "reserve category" with the term <u>resource category</u> consistent with the disclosure of low and best category estimates of contingent resources elsewhere in proxy statement.

Pipeline 901 Incident, page 252

4. You disclose material regulatory actions in order to meet a production restart schedule of the third quarter of 2024. In this regard, you disclose various actions that Exxon has taken or intends to take, and certain regulatory actions that Exxon has prepared but that occur post-close as part of the transfer of ownership and operatorship to Sable. Please discuss in more in depth the impact of the transfer of ownership from Exxon to Sable, and any impact this could have on the regulatory approval process. For example, explain if you would have to seek transfer approval or otherwise resubmit to any regulatory bodies, as required by any county, state or federal regulations, even if EM previously received regulatory approval. Also, for any Exxon submissions with any regulatory bodies, if you acquire ownership of the SYU assets and pipelines before the receipt of regulatory approval, please discuss this impact on any pending submissions or the regulatory process in general.

5. You disclose material regulatory actions in order to meet a production restart schedule of the third quarter of 2024, the fourth number of which is "Approval of Zoning Applications." You disclose thereafter that San Luis Obispo and Kern County approved the zoning clearance, but it appears Exxon has not achieved zoning approval from Santa Barbara County. You disclose that the Santa Barbara County Planning Commission denied the zoning applications, and on Exxon's appeal to the Santa Barbara County Board of Supervisors, this Board deadlocked in a vote on the appeal, resulting in no action taken on nor prejudice to the application. For the process going forward, you disclose that Exxon intends to submit to OSFM an alternative CBAT implementation plan that will not require Santa Barbara County regulatory approval. Please discuss if you can restart production without zoning approval from Santa Barbara County.

Certain Relationships and Related Person Transactions, page 315

6. We note your disclosure at the end of page 317 stating the amount of borrowings as of June 30, 2023 under the Working Capital Loans and under certain Promissory Notes. Please revise your disclosure to include the notes issued on May 12, 2023 and June 22, 2023. In addition, disclose the aggregate outstanding amount due under the Working Capital Loans and Promissory Notes as of the most recent practicable date. Also clarify the total amount, as of that date, that may be convertible into warrants at a price of $1.00 per warrant at the option of the Sponsor.

James C. Flores
Flame Acquisition Corp.
October 6, 2023
Page 3

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher, Staff Accountant, at (202) 551- 3706 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Ryan Maierson